                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)
                            ---------------------


                                  1994     1993     1992     1991     1990
                                -------- -------- -------- -------- --------
Net income (1)                  $108,310 $111,076  $98,526  $80,506  $37,311
                                -------- -------- -------- -------- --------

Income taxes (1)                  67,613   67,102   54,834   43,249   24,556
                                -------- -------- -------- -------- --------

Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and
    expense                       61,128   62,651   66,976   68,133   63,709
  Other interest                   9,336    9,245    8,449   10,192    8,618
                                -------- -------- -------- -------- --------
    Total fixed charges           70,464   71,896   75,425   78,325   72,327
                                -------- -------- -------- -------- --------

Equity in net loss of less-than-
  fifty-percent-owned invest-
  ments accounted for under the
  equity method                        0        0        0        0   12,772

Nonutility capitalized interest     (256)    (246)    (231)    (143)    (373)
                                -------- -------- -------- -------- --------

Earnings before income taxes
  and fixed charges             $246,131 $249,828 $228,554 $201,937 $146,593
                                ======== ======== ======== ======== ========

Ratio of earnings to fixed
  charges                           3.49     3.47     3.03     2.58     2.03


For purposes of computing the ratio, earnings are net income plus income taxes, fixed charges, and equity in the net loss of less-than-fifty-percent-owned investments which are accounted for under the equity method, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

(1)Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.